UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)
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33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

EXPLANATORY NOTE
On July 11, 2023, Cognyte Software Ltd. (the “Company”) issued a press release, titled “Cognyte Announces Changes to its Board of Directors,” announcing that Dan Bodner, the chairman of the Board of Directors of the Company (the “Board of Directors”), has decided not to stand for reelection to the Board of Directors at the upcoming 2023 annual meeting of the shareholders of the Company, and that the Board of Directors resolved to name Earl Shanks as its new chairman and to reduce its size to seven members, all effective immediately after the 2023 annual meeting of the shareholders of the Company. Mr. Bodner decision not to stand for reelection to the Board of Directors is not the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices. A copy of the foregoing press release is attached to this Form 6-K as Exhibit 99.1.

This information in this report of foreign private issuer on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-252565).

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of Cognyte Software Ltd., dated July 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date:	July 11, 2023

		By:	/s/ Ilan Rotem
			Name:	Ilan Rotem
			Title:	Chief Legal Officer